As of May 18, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

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Washington, D.C. 20549

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Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12 (G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-29908

TRIVALENCE MINING CORPORATION (Exact name of registrant as specified in its charter)

Suite 502, 815 Hornby Street Vancouver, British Columbia, Canada  V6Z 2E6

Telephone: (604) 684-2401
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares, without par value (Title of each class of securities covered by this Form)
N/A (Titles of all other classes of securities for which a duty to file reports under section 13 (a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

( ) Rule 12g-4(a)(1)(i)	( ) Rule 12h-3(b)(1)(i)
( ) Rule 12g-4(a)(1)(ii)	( ) Rule 12h-3(b)(1)(ii)
( X ) Rule 12g-4(a)(2)(i)	( ) Rule 12h-3(b)(2)(i)
( ) Rule 12g-4(a)(2)(ii)	( ) Rule 12h-3(b)(2)(ii)
( ) Rule 15d-6

As of May 18, 2005

Approximate number of holders of record as of the certification or notice date of May 12, 2005:  Forty-four (44) registered holders (owning an aggregate of 23.7 million shares) of which ten (10) are holders of record who are also residents of the United States of America owning an aggregate of 404,686 shares. The Company’s common shares are quoted for trading on the National Association of Securities Dealers Inc.’s Over the Counter Bulletin Board under the symbol “TMIGF.”

Pursuant to the requirements of the Securities Exchange Act of 1934 Trivalence Mining Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: May 18, 2005

Trivalence Mining Corporation

By:

signed: Omair Choudhry

Name: Omair Choudhry

Title:    Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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